Exhibit 12.1

BGE
Ratio of Earnings to Fixed Charges

							Six Months
							Ended
		Years Ended December 31,					June 30,
		2012	2013	2014	2015	2016	2017
	Pre-tax income from continuing operations	$11	$344	$351	$477	$468	$280
Less:	Capitalized interest	(5)	(6)	(12)	(14)	(11)	(3)
	Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest	$6	$338	$339	$453	$457	$277
	Fixed charges:
	Interest expensed and capitalized, amortization of debt discount and premium on all indebtness	$149	$127	$118	$113	$115	$57
	Interest component of rental expense (a)	4	4	4	11	7	6
	Total fixed charges	$153	$131	$122	$124	$122	$63

	Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest and preference security dividend requirements plus fixed charges	$159	$469	$461	$587	$579	$340
	Ratio of earnings fixed charges	1	3.6	3.8	4.7	4.7	5.4

(a)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.